SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 09 July 2013

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

EU Restructuring Plan Update

9 July 2013
________________________________________________________________

Bank of Ireland notes the decision by the European Commission today that the College of Commissioners has given final approval under the State aid rules to amend Bank of Ireland's Revised 2011 EU Restructuring Plan, with substitutions for the measure to divest of New Ireland Assurance Company ("NIAC").

On 20 December 2011 the European Commission approved the Bank of Ireland's Revised 2011 EU Restructuring Plan under the State aid rules. The Revised 2011 EU Restructuring Plan contained measures to address the appropriate level of burden-sharing and to limit competition distortions resulting from any State aid received by the Bank of Ireland as well as an assessment of the long-term viability of the Bank of Ireland, including the divestment of New Ireland by 31 December 2013.

The NIAC divestment measure will be replaced with substitution measures the principal features of which are summarised below:

o   Bank of Ireland will exit from the Great Britain ('GB') based business banking and corporate banking activities, including the deleveraging of the current businesses. Bank of Ireland's GB based business banking business is primarily a niche sector, relationship led business bank focussed on lending to medium sized enterprises, while Bank of Ireland's GB based corporate banking business provides relationship and transactional banking services to
     GB domiciled corporates operating in a select number of sector niches. The relevant businesses have gross loan assets of c. €4.6 billion at December 2012.  Bank of Ireland will attempt to accelerate the deleveraging of these businesses by way of sale, but will not have an obligation to sell these businesses at disposal discounts greater than those agreed with the European Commission which discount will have due regard to the protection of Bank of Ireland's capital and capital ratios.

           This measure does not impact on Bank of Ireland's consumer banking businesses in GB including its partnership with the Post Office, or its activities in Northern Ireland or its Leveraged Acquisition Finance business;

o   In Ireland, Bank of Ireland will exit from the origination of new mortgages through its intermediary channel (this intermediary channel accounted for an average of circa 15% of Bank of Ireland's new mortgage lending over the past three years), including the sale (or retirement) of the ICS Building Society's distribution platform together with the sale, if required by the acquirer, of up to €1.0 billion of intermediary originated mortgage assets and matched deposits.

o Also, in Ireland, Bank of Ireland will prolong its market opening measures to 31 December 2016.
o In addition, the European Commission decision extends an existing measure relating to dividend payments by Bank of Ireland:
           BOI currently has a restriction on the payment of dividends on its Ordinary Stock until the earlier of 31 December 2015 or the date by which the 2009 Preferences Shares currently held by Ireland have been reimbursed, i.e. are repaid in full or are no longer owned by Ireland. This restriction has now been extended to provide that after 1 January 2016 dividends on ordinary stock are linked to reimbursement to Ireland of the 2009 Preference Shares by providing that dividend payments in each year shall not exceed 50% of the redemption value of the 2009 Preference Shares reimbursed to Ireland in that year. As before, the dividend restriction no longer applies when the
           Preference Shares are reimbursed in full to Ireland, i.e. are redeemed in full or are no longer owned by Ireland.

Bank of Ireland continues to make good progress in implementing the remaining commitments previously agreed under its Revised 2011 EU Restructuring Plan.

Bank of Ireland intends to release its interim results for the 6 months to 30 June 2013 on 2 August 2013.

Background:

Including the distribution of pension, investment, protection and annuity products through Bank of Ireland's branches and its Private Bank, which capability was to be retained under the original NIAC divestment measure, the New Ireland Group is the second largest life and pension manufacturer in the Republic of Ireland with a new business market share of c. 24% as of 31 December 2012, serving c. 600,000 customers. NIAC provides a full suite of products including pension, investment, protection and annuity and has a comprehensive multi-channel offering through bancassurance, broker and direct sales distribution channels. As at 31 December 2012, NIAC had a net book value of €816 million and generated operating profit before investment variances and economic assumption changes of €77 million for the year ended 31 December 2012.

Ends

For further information please contact:

Bank of Ireland
Andrew Keating	Group Chief Financial Officer	+353 (0)76 623 5141
Pat Farrell	Head of Group Communications	+353 (0)76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0)76 623 4729

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal,' 'would', or their negative variations or similar expressions identify forward looking statements. Examples of forward looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, discussions with Irish, UK, European and other regulators and plans and objectives for future operations.

Such forward looking statements are inherently subject to risks and uncertainties, and hence actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, the following: concerns on sovereign debt and financial uncertainties in the EU and in member countries and the potential effects of those uncertainties on the Group; general economic conditions in Ireland, the United Kingdom and the other markets in which the Group operates; the ability of the Group to generate additional liquidity and capital as required; the effects of the 2011 PCAR, the 2011 PLAR and the deleveraging reviews conducted by the Central Bank and any further capital assessments undertaken by regulators; property market conditions in Ireland and the UK; the potential exposure of the Group to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity price risk; the continued implementation of the Irish Government's austerity measures relating to the financial support package from the EU/IMF; the availability of customer deposits to fund the Group's loan portfolio; the effects of the ending of the ELG scheme for new liabilities; the performance and volatility of international capital markets; the effects of the Irish Government's stockholding in the Group (through the NPRFC) and possible increases in the level of such stockholding; the impact of further downgrades in the Group's and the Irish Government's credit rating; changes in the Irish banking system; changes in applicable laws, regulations and taxes in jurisdictions in which the Group operates particularly banking regulation and personal insolvency laws by the Irish Government; the exercise by regulators of powers of regulation and oversight; the outcome of any legal claims brought against the Group by third parties; development and implementation of the Group's strategy, including the Group's deleveraging plan, competition for customer deposits and the Group's ability to achieve estimated net interest margin increases and cost reductions; and the Group's ability to address information technology issues.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 09 July 2013